NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL: RUS

RUSSEL METALS UPDATES SECOND QUARTER EARNINGS OUTLOOK

TORONTO, CANADA -- June 15, 2004 -- Russel Metals Inc. announced today its second quarter earnings will significantly exceed the earnings per share guidance of $0.50 to $0.65 per share as previously provided in our outlook section of the first quarter results.  The earnings per share for the second quarter is expected to be in the range of $0.85 to $1.00 per share.

Bud Siegel, President and CEO stated, "All of our business segments are substantially ahead of expectations and we have experienced stronger demand levels than were anticipated."

Russel Metals' second quarter financial results will be released in the afternoon on Thursday, July 22, 2004.  No further comment on earnings will be made until the Company's quarterly conference call with the investment community on Friday, July 23, 2004.

Statements contained in this document that relate to the Company's beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements.   The Company wishes to caution readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting the Company's operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by the Company on such forward-looking statements.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Website: www.russelmetals.com